Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

November 29, 2007

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter
other than During the Ordinary Course Business of the Corporation
[Regulation 36(a) of the Securities Regulations
(Immediate and Periodic Reports), 5730 – 1970]

On November 28, 2007, the attorney of the subsidiary, Petroleum Capital Holdings Ltd. (“PCH”), received the response of the competent authority to PCH’s notification of the change proposed by it, whose aim is to enable a permit for control in Oil Refineries Ltd. to be received, all as set forth in the Company’s Immediate Report of November 25, 2007.

According to this response and to additional clarifications delivered to PCH’s attorney subsequently, PCH should present the change proposed by it in writing and in detail, in order for this proposal to be examined on its merits, inclusive of all aspects thereof, by the competent authority.

Pursuant to the foregoing, PCH is proceeding with its contacts with the competent authority.

Sincerely, Scailex Corporation Ltd.